UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2007

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 This Report on Form 6-K shall be incorporated by reference into the registrant’s registration statement on Form F-3 (File No. 333-142665).

FOR IMMEDIATE RELEASE

LAN AIRLINES AND TAM TO IMPLEMENT COMMERCIAL ALLIANCE

Santiago, Chile, May 9, 2007 – LAN Airlines S.A. and its related companies, LAN Peru, LAN Argentina and LAN Ecuador (“LAN” or “the Company”) (NYSE: LFL / IPSA: LAN), and TAM Linhas Aéreas have decided to formalize a commercial alliance.

The agreement aims to develop partnerships in routes operated by these companies in South America, broadening the passengers' options to fly to several destinations throughout the continent and allowing clients of the LAN alliance to travel the routes operated by TAM, with multiple hour and frequency options. This will be possible through a code share agreement, which LAN expects will be implemented within the next months.

One of the benefits passengers will enjoy with this commercial alliance is the ability to travel with a single ticket from the beginning to the end of the route, in addition to the possibility of using the companies' VIP areas. Another advantage is the accrual and redemption of miles in the companies respective frequent flyer programs, LANPASS and The TAM Fidelity Program, benefiting passengers who travel frequently.

For TAM's CEO, Marco Antonio Bologna, the alliance with LAN represents an important step towards the regional integration process in South America, thus stimulating the distribution of passengers in the Brazilian, Chilean, Argentinean, Peruvian, Venezuelan and other markets. "TAM and LAN passengers can rely on a wider variety of flights while enjoying the advantages of both companies' fidelity programs," said Bologna.

Enrique Cueto, LAN's CEO said, "Thanks to this agreement, our passengers will enjoy an excellent network that will make their travels easier. This will encourage commercial agreements already existing between the countries, fomenting tourism and bilateral cooperation in the region".

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About LAN

LAN Airlines is one of the leading airlines in Latin America. “LAN” makes reference to the consolidated entity that includes LAN Airlines, LAN Express, LAN Peru, LAN Ecuador, and LAN Argentina, as well as LAN Cargo and its affiliates. The LAN Alliance serves 15 destinations in Chile, 12 destinations in Peru, 10 destinations in Argentina, two destinations in Ecuador, 15 destinations in other Latin American countries and the Caribbean, three destinations in the United States, two destinations in Europe and four destinations in the South Pacific, as well as 52 additional international destinations through its various code-share agreements. Currently, the LAN Alliance operates 68 passenger aircraft and 10 dedicated freighters.

LAN Airlines is a member of oneworld (TM), the world’s leading global airline alliance. It has bilateral commercial agreements with oneworld partners American Airlines, British Airways, Iberia and Qantas, as well as with Alaska Airlines, AeroMexico, Mexicana, TAM, Korean Air and JAL. For more information visit www.lan.com or www.oneworldalliance.com.

CONTACTS IN CHILE	CONTACTS IN NEW YORK
Gisela Escobar – Head of Investor Relations	Maria Barona/Melanie Carpenter
gisela.escobar@lan.com	lan@i-advize.com
Juan José Irarrázaval – Investor Relations Analyst	i-advize Corporate Communications, Inc.
juanjose.irarrazavalg@lan.com	Tel: (212) 406-3690

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic By: Alejandro de la Fuente Goic Chief Financial Officer